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SECURI[illegible]

17005615

SEC
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FEB 24 2017

Washington DC
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SEC FILE NUMBER
8- 68004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATIS, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9717 Prairie Avenue
(No. and Street)

Highland (City) Indiana (State) 46322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 836-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

aub

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATIS, Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Feb 17, 2017 my commission expires 8/03/2022

Notary Public

Kurt F Schultz

Signature

President

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ATIS, Inc

We have audited the accompanying financial statements of ATIS, Inc, which comprise the statement of financial condition as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. ATIS, Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ATIS, Inc as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of ATIS, Inc's financial statements. The supplemental information is the responsibility of ATIS, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, this supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink Lawrence Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 9, 2017

ATIS, Inc.

Statement of Financial Condition

Assets		December 31, 2016		December 31, 2015
Cash and cash equivalents	$	78,119	$	87,291
Accounts receivable	$	22,978	$	18,690
Interest receivable				
Deposit with clearing organization	$	50,000	$	50,000
Securities owned	$	62,165	$	52,513
Officer Life Insurance	$	17,598	$	10,268
Property, net	$	8,421	$	11,597
Prepaid Deposits	$	1,779	$	1,774
Utility Deposit	$	68	$	-
Total Assets	$	241,128	$	232,133
Liabilities and Stockholders' Equity				
Liabilities				
Accounts payable and accrued expenses	$	14,265		14,151
Stockholders' Equity				
Common stock, no par value, 100 shares authorized, issued and outstanding	$	5,000		5,000
Additional paid in capital	$	125,000		125,000
Retained earnings	$	96,863		87,982
Total Stockholders' Equity	$	226,863		217,982
Total Liabilities and Stockholders' Equity	$	241,128	$	232,133

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Income

	For the Years Ended December 31, 2016	For the Years Ended December 31, 2015
Revenues		
Commissions	$ 293,178	$ 301,351
Investment advisory fees	162,798	108,363
Interest and Dividend income	6,110	9,969
Gain (loss) on securities	4,129	(1,129)
Other income	38,251	83,960
	$ 504,466	502,514
Operating Expenses		
Employee compensation and benefits	230,424	247,763
Data processing and clearing charges	72,391	50,902
Occupancy expenses	19,423	22,109
Communications	3,332	4,003
Administrative expenses	24,767	19,685
Legal and professional fees	10,500	13,500
Other operating expenses	14,748	14,423
	375,585	372,385
Net Income	$ 128,881	$ 130,129

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2009	$ 5,000	$ 125,000	$ (11,312)
Distributions			(25,000)
Net income			28,370
Balance, December 31, 2010	5,000	125,000	(7,942)
Distributions			(40,000)
Net income			55,039
Balance, December 31, 2011	$ 5,000	$ 125,000	$ 7,097
Distributions			(61,250)
Net Income			65,861.00
Balance, December 31, 2012	$ 5,000.00	$ 125,000	$ 11,708.00
Distributions			(76,250)
Net Income			96,510.00
Balance, December 31, 2013	$ 5,000.00	$ 125,000	$ 31,968.00
Distributions			(100,000)
Net Income			135,885.00
Balance, December 31, 2014	$ 5,000.00	$ 125,000	$ 67,853.00
Distributions			(110,000.00)
Net Income			130,129.00
Balance, December 31, 2015	$ 5,000.00	$ 125,000	87,982.00
Distributions			(120,000.00)
Net Income			128,881.00
Balance, December 31, 2016	$ 5,000.00	$ 125,000	96,863.00

The accompanying notes are an integral part of the financial statements.

ATIS, Inc.
Statement of Cash Flows

	For the Years Ended December 31, 2016	For the Years Ended December 31, 2015
Operating Activities		
Net income	$ 128,881	$ 130,129
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	3,176	3,045
Changes in operating assets and liabilities:		
Prepaid Assets	(4)	(1,774)
Accounts receivable	(4,288)	(2,013)
Interest receivable	(68)	
Utility Deposit	-	
Accounts payable and accrued expenses	113	4,735
Net Cash Provided by Operating Activities	127,810	134,122
Investing Activities		
Life Insurance Cash Value	(7,330)	(7,158)
Fixed Assets	-	(2,950)
Change in investment inventory	(9,652)	1,089
Net Cash Used in Investing Activitie:	(16,982)	(9,019)
Financing Activities		
Shareholder distribution:	(120,000)	(110,000)
Net Cash Used in Financing Activities	(120,000)	(110,000)
Increase (Decrease) in Cash and Cash Equivalents	(9,172)	15,103
Cash and Cash Equivalents at Beginning of Year	87,291	72,188
Cash and Cash Equivalents at End of Year	$ 78,119	$ 87,291

The accompanying notes are an integral part of these financial statements.

ATIS, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 - Significant Accounting Policies

Description of Business
ATIS, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2013 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable
Accounts receivable consists of commission revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned
Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $3,176 and $3,045 for the years ended December 31, 2016 and 2015, has been computed using accelerated and straight line methods of depreciation.

ATIS, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2016.

Note 2 – Securities owned

Securities owned are securities that are carried at quoted market values and consist of the following:

	December 31, 2016	December 31, 2015
Corporate bond, maturing within one year	$ 0	$ 0
Corporate bond, maturing in one to five years	0	0
Preferred Equity Fund	22,326	23,310
Gabelli Convertible & Income Fund	0	4,780
John Hancock Financial Fund	18,135	14,015
Fidelity Advisor Equity Fund	1,698	1,448
DNP Utility Select Fund	10,230	8,960
Certificate of Deposit	9,776	0
Total	$ 62,165	$ 52,513

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2016	December 31, 2015
Furniture and office equipment	$ 20,395	$ 25,939
Less: Accumulated depreciation	11,974	14,342
Total	$ 8,421	$ 11,597

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2016, the Company had net capital of $208,665, which was $158,665

in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 6.836%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2016, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2016 unaudited Focus report and this report. The net effect on net capital was $0.

Net capital as reported on the unaudited Focus report of December 31, 2016	$ 208,665
Net Capital as Audited	$ 208,665

ATIS, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2016

Net Capital

Stockholders' equity	$ 226,863
Less nonallowable assets	(10,200)
Net capital before haircuts on security position	216,663
Haircuts on securities Undue Concentration of Corporate Bond	(7,998)
Net capital	$ 208,665
Aggregate Indebtedness	$ 14,265
Net capital required based on aggregate indebtedness	$ 951
Computation of Basic Net Capital Requirement Minimum net capital required (Based on minimum dollar requirement)	$ 50,000
Excess Net Capital	$ 158,665
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 148,665
Percentage of Aggregate Indebtedness to Net Capital	6.8%

ATIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The SEC rules related to the "Computation for Determination of Reserve Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

ATIS, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISIION

AS OF DECEMBER 31, 2016

The SEC rules related to the "Possession or Control Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of ATIS, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ATIS, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which ATIS, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) ATIS, Inc stated that ATIS, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. ATIS, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ATIS, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence Pauckner

Indianapolis, Indiana
February 9, 2017

ATIS inc.

Investment Advisory Services

Exemption from SEC Rule 15c3-3

January 20, 2017

The following statements are made to the best knowledge and belief of ATIS, Inc.:

1. ATIS, Inc. is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): ATIS, Inc. is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.
2. ATIS, Inc. met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

John J. Evanich

President

9717 Prairie Avenue · Highland, Indiana 46322
Phone 219-836-2102 · Fax 219-836-2368